United States securities and exchange commission logo





                            July 19, 2021

       Neil Blumenthal
       Co-Founder and Co-Chief Executive Officer
       Warby Parker Inc.
       233 Spring Street, 6th Floor East
       New York, New York 10013

                                                        Re: Warby Parker Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK No. 0001504776

       Dear Mr. Blumenthal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note that you have not yet disclosed on which exchange you will apply to list your
                                                        Class A common stock.
Please identify the exchange in your next amendment. Please be advised that we may
have additional comments upon receipt and review of an amendment with materially
complete disclosures about the listing process, the distribution and the risks associated with
it.
       Prospectus Summary, page 1

   2. We note your disclosure on page 76 that, in 2020, you generated 95% of net revenue from the sale of glasses, 2%
of net revenue from the sale of contacts, 1% of net revenue from
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         eye exams, and the remaining 2% of net revenue primarily from the sale of eyewear accessories. Please include this disclosure in your prospectus summary.
3. We note your disclosure that the Vision Council defines the U.S. eyewear market in 2020 as an approximately $35 billion industry and your disclosure that this industry includes
         optical retailers    revenue from the sales of products (including
glasses, sunglasses, and
         contact lenses) and eye care services provided by vision care professionals, including eye exams. Given that 95% of your net revenue for 2020 was from the sale of glasses, please balance this disclosure by indicating your addressable market for glasses in the United
         States.
4. Please balance your prospectus summary with a discussion of the challenges you face in implementing your business plan and growing your business. As examples only, please address the following or tell us why disclosure regarding these examples would not be appropriate:

                The FDA has taken the position that your Prescription Check mobile application requires a 510(k) premarket notification;
                Vision insurance comprises a significant majority of overall purchases made in the vision care market, but contributed only 3% of your net revenue for the year ended
              December 31, 2020; and
                Compliance with applicable state laws and regulations regarding the corporate practice of medicine and fee-splitting as you seek to increase the scope of your services.
Our Customer-Centric Approach, page 1

5. We note your statement that you believe that your NPS is the highest in the optical industry. Please revise your disclosure here and on page 97 to provide the basis for this claim and identify the major competitors you are comparing yourself against in making this statement.

         We further note that you refer to your NPS score as 80 here and on page 76, but elsewhere in the document you state that your NPS score is more than 80. Please reconcile your disclosure or advise.
Our Stakeholders, page 3

6. We note your statement that you hold your partners to "as high standards as we hold ourselves." We further note your disclosure in Risk Factors that you are substantially reliant on a limited number of suppliers and partners, including one supplier for more than half of the cellulose acetate used in your frames and AWS for cloud computing infrastructure, and that you typically do not enter into long-term contracts with your suppliers and therefore do not have contractual assurances. Please revise your disclosure in Our Stakeholders to specify how you hold your suppliers and partners, including your primary cellulose acetate supplier and AWS, to the same high standards that you hold
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         yourselves and provide clarity on what those standards are.
The Eyewear Market is Large, Growing, and Ripe for Disruption, page 4

7. If a significant portion of customers who use prescription glasses or contacts purchase their glasses or contacts from their prescriber, and this represents a material hurdle to your business model and ability to gain market share, please revise to disclose and include appropriate risk factor disclosure.
What Sets Us Apart, page 5

8. Please revise your disclosure to briefly explain how you have determined that your customers become more valuable over time or advise. In that regard, we note that your statement that your Average Revenue Per Customer has increased by 16% since 2018 does not appear to specify whether new customers are included in this calculation.
Summary Consolidated Financial And Other Data
Key Business Metrics and Certain Non-GAAP Financial Measures, page 11

9. We see that you include what appear to be several other non-GAAP measures in the filing, including what you refer to as contribution margin, four wall margin, and customer acquisition cost. Please tell us how you considered whether these measures are non-GAAP measures and how your disclosures meet the requirements of Item 10(e) of Regulation S-
         K.
Risk Factors
Our business relies on Amazon Web Services..., page 49

10. Please revise your disclosure in this risk factor to discuss when your agreement with AWS is scheduled to expire and termination provisions.
Management's Discussion and Analysis, page 75

11. We note your disclosure regarding your Four Wall Margin and average sales per square foot for the year ended December 31, 2019. Please update this disclosure to add similar disclosure for the fiscal year ended December 31, 2020. Please also describe any known trends or uncertainties that have had, or that you reasonably expect will have, a favorable or unfavorable impact on the these measures.
Business, page 97

12.      Given your disclosure that you are working on expanding your footprint in
         optometry/optical services, including providing vision exams, please revise your Business section, where appropriate, to describe your compliance regime for applicable state laws and regulations regarding fee-splitting, corporate practice of medicine and state-specific optical and optometry rules.
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13. Please revise your Business section, where appropriate, to provide a more detailed discussion of the supply and manufacturing processes for your glasses and your lenses.
What Sets Us Apart, page 102

14. Please revise your disclosure in this section to provide the basis for your statement that your employee retention rates are industry-leading.
Sustainable Growth Driven by Customer Focus and Innovation, page 103

15. Please revise to briefly explain the concept of unaided brand awareness and how you determined that your unaided brand awareness as of the first quarter of 2021 was 13%.
Innovating to Shape the Future of Vision, page 108

16. Please revise your disclosure regarding your Prescription Check mobile app to reflect your interactions with the FDA, as discussed on page 39.
Description of Capital Stock
Voting Rights, page 149

17. Please disclose the percentage of outstanding shares that your Class B stockholders must maintain to continue to control the outcome of matters submitted to stockholders for approval.
Conversion, page 150

18. Please revise your disclosure to describe in more detail the transfers of your Class B common stock that will not trigger a mandatory conversion of the Class B common stock in accordance with your Amended Charter. In your revisions, please describe whether the death or incapacity of a holder of Class B common stock or an intra-family transfer of
         Class B common stock would trigger a mandatory conversion.
Public Benefit Corporation Status, page 154

19. Please expand your disclosure to discuss the factors your board of directors will consider in determining the objectives and standards by which your public benefit performance will be measured. Please also disclose how shareholders will understand whether you have met those objectives and standards and whether you have developed any key performance metrics to measure success.
Plan of Distribution, page 164

20. We note your statement that Goldman Sachs, Morgan Stanley and Allen & Company will not be engaged for investor meetings or to otherwise facilitate or coordinate price discovery activities or sales, except as will be described in a future filing with respect to their role under the applicable stock exchange rules. Please revise your disclosure to
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July 19, 2021
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      provide clarification on the roles that these entities may perform and to describe how you will inform investors of these activities.
21. We note your disclosure that you have engaged financial advisors with respect to certain other matters relating to the registration of shares of your Class A common stock and listing of your Class A common stock. Supplementally provide us with copies of your agreements with your financial advisors.
General

22. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameNeil Blumenthal
                                                            Division of
Corporation Finance
Comapany NameWarby Parker Inc.
                                                            Office of Life
Sciences
July 19, 2021 Page 5
cc:       Brittany D. Ruiz, Esq.
FirstName LastName